LAKELAND BANCORP, INC.

250 Oak Ridge Road

Oak Ridge, New Jersey 07438

August 17, 2009

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lakeland Bancorp, Inc. (the “Company”)

Request to Withdraw Registration Statement on Form S-3 (and all

amendments and exhibits) (SEC File No. 333-137835)

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, the Company hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-3 (File No. 333-137835), filed with the Commission on October 5, 2006, and Amendment No. 1 to such Registration Statement, filed with the Commission on October 24, 2006 (such registration statement and amendment to such registration statement, together with all exhibits, collectively, the “Registration Statement”).

The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. Please note that the Registration Statement was not declared effective by the Commission and no securities of the Company were sold pursuant to the Registration Statement.

If you have any questions regarding this application for withdrawal, please contact me at 973 697 2000 or our outside counsel, Laura R. Kuntz of Lowenstein Sander PC, at 973 597 2398.

Very truly yours,

LAKELAND BANCORP, INC.

By:	/s/ Timothy J. Matteson
Timothy J. Matteson, Esq.
Senior Vice President and General Counsel